EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(dollars amounts in thousands)

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

Earnings:
Net income from continuing operations	$8,524	$1,580	$9,887	$14,987	$16,901	$19,526
Income tax expense (benefit)	(1,679)	(7,440)	—	—	—	—
Minority interest expense	232	(377)	226	620	1,026	1,349
Share of joint venture (income) loss	(563)	(1,172)	(523)	31	—	—

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	6,514	(7,409)	9,590	15,638	17,927	20,875
Fixed charges	7,526	11,982	13,046	14,346	13,396	10,171
Distributions from joint ventures	1,254	1,331	1,029	—	—	—
Capitalized interest	(7)	—	—	(26)	(163)	(1,513)

Earnings	$15,287	$5,904	$23,665	$29,958	$31,160	$29,533

Fixed Charges:
Interest expense	$5,758	$10,478	$12,170	$13,490	$12,513	$8,314
Rental interest expense	1,214	830	75	64	59	28
Capitalized interest	7	—	—	26	163	1,513
Amortization of LOC fees, caps and swap agreements	547	674	801	766	661	316

Fixed charges	$7,526	$11,982	$13,046	$14,346	$13,396	$10,171

Earnings to fixed charges ratio	2.03	N/A (1)	1.81	2.09	2.33	2.90

(1)	The Company’s 2002 coverage ratio was less than 1:1. The Company must generate additional earnings of $6,078 to achieve a coverage ratio of 1:1. The 2002 earnings include a charge of $17,668 related to acquisition of the leasehold interests for 47 of its hotels from CapStar Winston Company, LLC. Excluding this charge, the Company would have achieved a coverage ratio of 1.97:1.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollar amounts in thousands)

	Nine Months
	Ended		Year Ended December 31,
	September 30,
	2003		2002		2001		2000		1999		1998

Earnings:
Net income from continuing operations	$8,524		$1,580		$9,887		$14,987		$16,901		$19,526
Income tax expense (benefit)	(1,679)		(7,440)		—		—		—		—
Minority interest expense	232		(377)		226		620		1,026		1,349
Share of joint venture (income) loss	(563)		(1,172)		(523)		31		—		—

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	6,514		(7,409)		9,590		15,638		17,927		20,875
Combined fixed charges and preferred stock dividends	12,729		18,920		19,984		21,284		20,334		17,109
Distributions from joint ventures	1,254		1,331		1,029		—		—		—
Capitalized interest	(7)		—		—		(26)		(163)		(1,513)
Preferred stock dividends	(5,203	)(1)	(6,938	)(1)	(6,938	)(1)	(6,938	)(1)	(6,938	)(1)	(6,938	)(1)

Earnings	$15,287		$5,904		$23,665		$29,958		$31,160		$29,533

Fixed Charges:
Interest expense	$5,758		$10,478		$12,170		$13,490		$12,513		$8,314
Rental interest expense	1,214		830		75		64		59		28
Capitalized interest	7		—		—		26		163		1,513
Amortization of line of credit fees, caps and swap agreements	547		674		801		766		661		316
Preferred stock dividends	5,203	(1)	6,938	(1)	6,938	(1)	6,938	(1)	6,938	(1)	6,938	(1)

Combined fixed charges and preferred stock dividends	$12,729		$18,920		$19,984		$21,284		$20,334		$17,109

Earnings to combined fixed charges and preferred stock dividends ratio	1.20		N/A	(2)	1.18		1.41		1.53		1.73

(1)	Because the Company incurred no income tax expense for all years presented, the amount of pre-tax earnings needed to fund the preferred stock dividend is equal to the actual preferred stock dividend paid.

(2)	The Company’s 2002 coverage ratio was less than 1:1. The Company must generate additional earnings of $13,016 to achieve a coverage ratio of 1:1. The 2002 earnings include a charge of $17,668 related to acquisition of the leasehold interests for 47 of its hotels from CapStar Winston Company, LLC. Excluding this charge, the Company would have achieved a coverage ratio of 1.25:1.

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